January 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Julia Griffith
Dietrich King
Christine Torney
Angela Connell

Re:	Arcutis Biotherapeutics, Inc. Registration Statement on Form S-1 (File No. 333-235806) originally filed January 6, 2020, as amended.

Requested Date: January 30, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Arcutis Biotherapeutics, Inc. (the “Registrant”) that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Fenwick & West LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between January 21, 2020 through the date hereof we have distributed approximately 3,276 copies of the Registrant’s Preliminary Prospectus dated January 21, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Sincerely, GOLDMAN SACHS & CO. LLC COWEN AND COMPANY, LLC As representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Sonia M. Gupta
Name: Sonia M. Gupta Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director